Mail Stop 3561

September 30, 2009

Via Fax & U.S. Mail

Kimberly Tharp
Chief Financial Officer
Florida Gaming Corporation
2669 Charlestown Rd, Suite D
New Albany, IN 47150

> **Re:** **Florida Gaming Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed December 31, 2008**
> **File No. 000-09099**

Dear Ms. Tharp:

We have reviewed your response letter dated September 16, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Kimberly Tharp
Florida Gaming Corporation
September 30, 2009
Page 2

Form 10-K for the fiscal year ended December 31, 2008

Management's Discussion and Analysis, page 14

1.   We note your response to our prior comments number one but require further
        clarification. Please explain in greater detail the nature and terms of the
        agreement and related payments made in connection infrastructure
        improvements to Dade County. Your response should include, but not be
        limited to, the payment terms and whether the agreement provided any other
        economic benefit besides the placement of the referendum on future ballots in
        exchange for the payments of the infrastructure improvements. Also, please
        explain why you believe expense recognition was the appropriate accounting
        treatment at the time each of the cash payments were made ($500,000 and
        $833,333 in fiscal 2005 and 2008, respectively).

2.   We note that you indicate in your response to our prior comment number two
        that you recognized a charge of $833,333 in fiscal 2008 because the related
        liability was directly contingent on the passage of the gaming question which
        occurred in 2008. However, we note from your response to prior comment
        number three that each facility was required to pay $1,333,333 to Dade
        County. In this regard, if the Company was required to make such payments
        to Dade County regardless of the outcome of the passage of the gaming, it is
        unclear why the recognition of the payment of $833,333 within the financial
        statements was contingent upon the passage of the gaming question. Please
        advise or revise your financial statements to properly reflect the payment at
        the time the agreement was entered into in fiscal 2005.

3.   Notwithstanding the above, we note that you indicate from your response to
        our prior comment number three that the promissory note with the pari-
        mutuel facilities specifically states that neither the liability would be payable
        nor interest was to begin accruing on the note until the passage of the gaming
        question. In this regard, please clarify for us whether the Company was
        obligated to repay the promissory note to the pari-mutuel facilities in the
        event that passage of the gaming question did not occur. If so, please tell us
        why you believe that you were not required to record a liability at the time the
        promissory note was executed on your behalf. We may have further question
        upon receipt of your response.

Note H – Long-term Debt, page 57

4.   We note your responses to our prior comments number eight and nine that

you determined the new debt arrangements with ICC and Freedom Holdings were not substantially different from the original debt instruments in accordance with EITF No. 96-19. Please tell us and revise the notes to your financial statements in future filings to explain how you accounted for amended promissory note with ICC and refinanced note with Freedom Holding in the Company's financial statements. Your response and your revised disclosures should explain how you accounted for any unamortized deferred costs associated original debt instruments at the time of the amendments and refinancing as well as any fees or costs incurred in connection with the amendment and refinancing. We may have further comment upon receipt of your response.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief